                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-12617

[LOGO]     Prospectus Supplement to Prospectus Dated October 2, 1996.

                                7,250,000 Shares

                  THE HARTFORD FINANCIAL SERVICES GROUP, INC.

                                  Common Stock

                                 -------------

    The Hartford is offering 7,250,000 shares of common stock by this prospectus supplement. The common stock is listed for trading on the New York Stock Exchange under the symbol "HIG". On June 5, 2000, the last reported sale price of the common stock on the New York Stock Exchange was $57.875 per share.

                               ------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

    The underwriter will purchase the common stock from The Hartford at a price of $54.90 per share resulting in $398,025,000 aggregate net proceeds (before expenses) to The Hartford.

    The underwriter may offer the common stock in transactions on the New York Stock Exchange, in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. See "Underwriting".

                               ------------------

 The underwriter expects to deliver the shares against payment in New York, New
                             York on June 8, 2000.

                              GOLDMAN, SACHS & CO.

                                  ------------

                   Prospectus Supplement dated June 5, 2000.

                  THE HARTFORD FINANCIAL SERVICES GROUP, INC.

    We are a holding company that owns, directly and indirectly, a number of insurance companies. Our insurance companies are among the largest providers of both property and casualty insurance and life insurance products in the United States. Hartford Fire Insurance Company, founded in 1810, is the oldest of our subsidiaries. Our companies write insurance and reinsurance in the United States and internationally. At March 31, 2000, our total assets and total stockholders' equity were $172.4 billion and $5.7 billion, respectively.

    We were formed as a Delaware corporation in December 1985 as a wholly-owned subsidiary of ITT Corporation. On December 19, 1995, all our outstanding shares were distributed to ITT Corporation's shareholders and we became an independent company. On May 2, 1997, we changed our name from ITT Hartford Group, Inc. to our current name, The Hartford Financial Services Group, Inc.

    As a holding company, we have no significant business operations of our own. Therefore, we rely on the dividends from our insurance company subsidiaries, which are primarily domiciled in Connecticut, as the principal source of cash flow to meet our obligations. The Connecticut insurance holding company laws limit the payment of dividends by Connecticut-domiciled insurers and require notice to and approval by the state insurance commissioner for the declaration or payment of any dividend if the dividend and other dividends or distributions made within the preceding twelve months exceeds the greater of (a) 10% of the insurer's policyholder surplus as of December 31 of the preceding year or
(b) net income (or net gain from operations if the company is a life insurance company) for the twelve-month period ending on the thirty-first day of December last preceding, in each case determined under statutory insurance accounting principles. The insurance holding company laws of the other jurisdictions in which our insurance subsidiaries are incorporated (or deemed commercially domiciled) generally contain similar (although in certain instances somewhat more restrictive) limitations on the payment of dividends. The maximum amount of statutory dividends which may be paid to us from our insurance subsidiaries in 2000, without prior approval, is $1.0 billion.

    Our principal executive offices are located at Hartford Plaza, Hartford, Connecticut 06115, and our telephone number is (860) 547-5000.

                              RECENT DEVELOPMENTS

BUY-BACK OF HARTFORD LIFE SHARES OWNED BY THE PUBLIC.

    On May 22, 1997, Hartford Life, Inc., the holding company parent of our significant life insurance subsidiaries, sold 26 million shares of its Class A common stock in an initial public offering and received proceeds, net of offering expenses, of $687 million. The 26 million shares sold in the initial public offering represented approximately 18.6% of the equity ownership in Hartford Life and approximately 4.4% of the combined voting power of its Class A and Class B common stock. At June 5, 2000, we owned all of the 114 million outstanding shares of Class B common stock of Hartford Life, representing approximately 81.5% of the equity ownership in Hartford Life and approximately 96% of the combined voting power of Hartford Life's Class A and Class B common stock.

    On May 24, 2000, we began a cash tender offer for all of the common stock of Hartford Life that we do not already own for $50.50 per share or approximately $1.3 billion. The transaction is expected to be completed approximately 30 days from the commencement of the tender offer. The transaction was approved by a special committee of directors of Hartford Life who are not affiliated with us. We intend to acquire any shares of common stock not purchased in this tender offer in a subsequent merger transaction at the same $50.50 per share cash price.

                                USE OF PROCEEDS

    We intend to use the net proceeds from the sale of our common stock in this offering to finance partially our purchase of the common stock of Hartford Life that we do not already own.

    We intend to finance the balance of our purchase of the shares of Hartford Life common stock from commercial paper facilities or other debt financings and internally generated funds. We will likely refinance any short-term debt financings with the proceeds from long-term debt financings and with funds from other sources, including the possible sale of assets or additional equity financings.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

    Our common stock is traded on the New York Stock Exchange under the symbol "HIG". The following table sets forth the reported high and low sales prices for the common stock as quoted by the New York Stock Exchange and the dividends declared per share of common stock for the periods indicated:

                                                                     PRICE RANGE
                                                                ----------------------      CASH DIVIDEND
                                                                  HIGH          LOW           PER SHARE
                                                                --------      --------      -------------
1998
First Quarter.............................................       $54.56        $44.75           $0.21
Second Quarter............................................        57.50         52.38            0.21
Third Quarter.............................................        59.56         44.75            0.21
Fourth Quarter............................................        57.75         38.19            0.22

1999
First Quarter.............................................       $58.81        $48.31           $0.22
Second Quarter............................................        65.06         57.13            0.23
Third Quarter.............................................        61.94         40.88            0.23
Fourth Quarter............................................        53.44         37.31            0.24

2000
First Quarter.............................................       $52.75        $29.38           $0.24
Second Quarter (through June 5, 2000).....................        64.00         44.25            0.24(1)

------------------------

(1) Payable on July 3, 2000 to stockholders of record as of June 1, 2000.

    The last reported sale price of our common stock on the New York Stock Exchange on June 5, 2000 was $57.875 per share. At March 31, 2000, there were approximately 214,755,389 shares of our common stock outstanding held by 37,941 holders of record.

    Our dividend decisions are based on and affected by a number of factors, including our operating requirements and the impact of regulatory restrictions.

                         SELECTED FINANCIAL INFORMATION

    The selected financial data for each of the five fiscal years in the period ended December 31, 1999 were derived from our audited consolidated financial statements which have been examined and reported upon by Arthur Andersen LLP, independent public accountants. The data presented for the three months ended March 31, 2000 and March 31, 1999 were derived from our unaudited consolidated financial statements and include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and results of operations as of such dates and for such periods. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results as might be expected for the entire fiscal year ending December 31, 2000.

    The table below reflects our consolidated financial position and results of operations. All material intercompany transactions and balances have been eliminated. On May 21, 1998, our board of directors declared a two-for-one stock split effected in the form of a 100% stock dividend distributed on July 15, 1998 to shareholders of record as of June 24, 1998. Share and per share data have been restated to reflect the effect of the split.

    The following amounts should be read in conjunction with the consolidated financial statements and related notes thereto which are incorporated in this prospectus supplement by reference.

                                                     THREE MONTHS
                                                         ENDED
                                                       MARCH 31,                         YEARS ENDED DECEMBER 31,
                                                 ---------------------   --------------------------------------------------------
                                                   2000        1999        1999        1998        1997        1996        1995
                                                 ---------   ---------   ---------   ---------   ---------   ---------   --------
                                                           (IN MILLIONS, EXCEPT FOR PER SHARE DATA AND COMBINED RATIOS)
INCOME STATEMENT DATA
  Revenues (1).................................  $  3,499    $  3,299    $ 13,528    $ 15,022    $ 13,461    $ 12,577    $12,247
                                                 ========    ========    ========    ========    ========    ========    =======
  Net income (loss) (2)........................  $    238    $    238    $    862    $  1,015    $  1,332    $    (99)   $   559
                                                 ========    ========    ========    ========    ========    ========    =======
  Earnings (loss) Per Share Data
  Basic (2)....................................  $   1.10    $   1.05    $   3.83    $   4.36    $   5.64    $  (0.42)   $  2.39
  Diluted (2)..................................  $   1.10    $   1.04    $   3.79    $   4.30    $   5.58    $  (0.42)   $  2.37
  Dividends declared per common share (3)......  $   0.24    $   0.22    $   0.92    $   0.85    $   0.80    $   0.80    $  3.33

BALANCE SHEET DATA
  Assets.......................................  $172,401    $150,960    $167,051    $150,632    $131,743    $108,840    $93,855
                                                 ========    ========    ========    ========    ========    ========    =======
  Long-term debt and redeemable preferred
    stock......................................  $  1,548    $  1,548    $  1,548    $  1,548    $  1,482    $  1,032    $ 1,022
  Company obligated mandatorily redeemable
    preferred securities of subsidiary trusts
    holding solely junior subordinated
    debentures.................................     1,250       1,250       1,250       1,250       1,000       1,000         --
  Total stockholders' equity...................  $  5,675    $  6,330    $  5,466    $  6,423    $  6,085    $  4,520    $ 4,702
                                                 ========    ========    ========    ========    ========    ========    =======

OPERATING DATA COMBINED RATIOS
  North American Property & Casualty (4).......     103.1       101.9       103.3       102.9       102.3       105.2      104.5
  Worldwide Property & Casualty (4)(5).........     103.2       101.4       103.5       103.7       103.6       105.0      103.6

------------------------------

(1) 1998 includes $541 related to the recapture of an in force block of COLI business from MBL Life Assurance Co. of New Jersey. Also, includes revenues from London & Edinburgh, which was sold on November 16, 1998, for 1998, 1997, 1996 and 1995 of $1,117, $1,225, $1,056 and $1,071, respectively.

(2) 1997 includes an equity gain of $368, or $1.56 basic/$1.54 diluted earnings per share, resulting from the initial public offering of HLI. 1996 includes other charges of $693, after-tax, or $2.96 basic/diluted earnings per share, consisting primarily of environmental and asbestos reserve increases and recognition of losses on guaranteed investment contract business.

(3) Prior to the Distribution on December 19, 1995, dividends that The Hartford declared were paid to ITT, which then paid dividends to its stockholders.

(4) 1996 excludes the impact of a $660, before-tax, environmental and asbestos charge. Including the impact of this charge, the combined ratio for 1996 was
    116.9 for North American Property & Casualty and 114.6 for Worldwide Property & Casualty.

(5) Combined ratios exclude the results of the Other Operations segment for all periods presented.

                        DESCRIPTION OF THE COMMON STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

    On May 21, 1998, our board of directors declared a two-for-one stock split effected in the form of a 100% stock dividend distributed on July 15, 1998 to stockholders of record as of June 24, 1998.

    In connection with the stock split, our Restated Certificate of Incorporation was amended so that our authorized capital stock is 450,000,000 shares consisting of:

       (a) 50,000,000 shares of Preferred Stock, par value $.01 per share, of which 300,000 shares were designated as Series A Participating Cumulative Preferred Stock; and

       (b) 400,000,000 shares of common stock, par value $.01 per share.

    As of March 31, 2000, we had outstanding 214,755,389 shares of common stock. No preferred stock is currently outstanding.

    For more information on our capital stock, see "Description of Capital Stock of ITT Hartford" in the accompanying prospectus.

RIGHTS

    Holders of our common stock have received a right for each share of our common stock outstanding. Before our board of directors declared the two-for-one stock split described above, the rights entitled the registered holder to purchase from us, when it becomes exercisable, one one-thousandth (1/1000th) of a share of Series A Participating Cumulative Preferred Stock, par value $.01 per share, at a price of $2.20 with respect to each right, subject to adjustment in certain circumstances. Each right was subject to redemption under certain circumstances at a price of $.01 per share. As a result of the stock split, the terms of the rights were adjusted so that the holder of a right may purchase from us, when it becomes exercisable, one-five hundredth (1/500th) of a share of Series A Participating Cumulative Preferred Stock at a price of $1.10 with respect to each right, subject to adjustment in certain circumstances. Each right is now subject to redemption under certain circumstances at a price of $.005 per right. The rights are not exercisable until the Distribution Date, as that term is defined in the accompanying prospectus, and expire on November 1, 2005, unless earlier redeemed by us.

    For more information on our rights, see "Description of Capital Stock of ITT Hartford--ITT Hartford Rights Agreement" in the accompanying prospectus.

                                  UNDERWRITING

    The Hartford and Goldman, Sachs & Co., as the underwriter for the offering, have entered into an underwriting agreement and a pricing agreement with respect to the shares being offered by this prospectus supplement. Subject to certain conditions, The Hartford has agreed to sell to the underwriter, and the underwriter has agreed to purchase from The Hartford, the 7,250,000 shares of common stock offered hereby.

    Under the terms and conditions of the underwriting agreement and the pricing agreement, the underwriter is committed to take and pay for all of the shares offered hereby, if any are taken.

    The underwriter proposes to offer the shares of common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of common stock offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may effect such transactions by selling shares of the common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal.

    Subject to some exceptions, The Hartford has agreed with the underwriter not to offer, sell, contract to sell or otherwise dispose of any securities of The Hartford during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the underwriter.

    In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering.

    These activities by the underwriter may maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

    The Hartford estimates that its share of the total expenses for the offering will be approximately $125,000.

    The Hartford has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

    The underwriter has provided from time to time, and may provide in the future, investment banking and other financial services to The Hartford. Goldman, Sachs & Co. is currently acting as dealer managers for the tender offer for the Hartford Life common stock that The Hartford does not already own. In the ordinary course of business, Goldman, Sachs & Co. may actively trade debt and equity securities of The Hartford for its own account or for accounts of customers and, accordingly, it may at any time hold long or short positions in those securities.

                          VALIDITY OF THE COMMON STOCK

    The validity of the shares of common stock offered in this offering will be passed upon for us by Michael S. Wilder, our General Counsel, and for the underwriter by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. As of February 29, 2000, Mr. Wilder owned 13,263 shares of our common stock. In addition, he held exercisable options to purchase 101,116 shares of our common stock, and had 11,480 shares credited to his account in The Hartford's Investment and Savings Plan for Salaried Employees. This statement supersedes the "Legal Opinions" section in the prospectus.

                                    EXPERTS

    The audited consolidated financial statements and schedules of The Hartford Financial Services Group, Inc. and subsidiaries incorporated by reference in this prospectus supplement and prospectus and in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in this prospectus supplement in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. This statement supersedes the section entitled "Experts" in the prospectus.

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    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                         Page
                                       --------
The Hartford Financial Services
  Group, Inc.........................    S-2
Recent Developments..................    S-3
Use of Proceeds......................    S-3
Common Stock Price Range and
  Dividends..........................    S-4
Selected Financial Information.......    S-5
Description of the Common Stock......    S-6
Underwriting.........................    S-7
Validity of the Common Stock.........    S-7
Experts..............................    S-8

                  Prospectus
Available Information................      2
Incorporation of Certain Documents by
  Reference..........................      2
ITT Hartford Group...................      3
Use of Proceeds......................      4
Ratio of Earnings to Fixed Charges...      4
Description of Debt Securities.......      5
Description of Capital Stock of ITT
  Hartford...........................     17
Description of Warrants..............     25
Description of Stock Purchase
  Contracts and Stock Purchase
  Units..............................     26
Plan of Distribution.................     27
Legal Opinions.......................     29
Experts..............................     29

                                7,250,000 Shares

                             THE HARTFORD FINANCIAL
                              SERVICES GROUP, INC.

                                  Common Stock

                                  -----------

                             PROSPECTUS SUPPLEMENT

                                  -----------

                              GOLDMAN, SACHS & CO.

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